EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report – Notice of declaration of labor dispute/strike or shutdown in Company

Notification is hereby provided that on January 3, 2018, the Company received notice of a strike or shutdown in accordance with the Settlement of Labor Disputes Law, 5717-1957 (hereinafter, the “Notice”), which was declared and approved by the New General Federation of Labor, as of January 14, 2018.

The matter in dispute, according to the Notice, is “a demand for negotiations and the signing of a collective agreement regarding the implications of the transaction underway for the transfer of control in the Company to the employees.”

The Company is unable to evaluate the implications of such Notice at the present stage.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.